Direct Dial No. 216/622-8522
email: vsritharan@calfee.com
May 15, 2006
VIA EDGAR AND FEDERAL EXPRESS
Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0303

Re:	Everflow Eastern Partners, L.P. (the “Company”)
Schedule TO-I filed April 28, 2006 (the “Schedule TO-I”)
SEC File No. 5-42364
Dear Ms. Ransom:
          This letter is in response to your comments on the above referenced documents which were issued in your letter dated May 4, 2006 (the “Comment Letter”), to Mr. Thomas L. Korner, the President of the Company. We are also filing herewith Amendment No. 1 to the Schedule TO-I (“Amendment No. 1”). This Amendment No. 1 reflects revisions relating to certain disclosures contained in the Schedule TO-I in response to your Comment Letter. In addition, a certificate signed by the Company containing certain acknowledgements you requested is being filed herewith as Exhibit A. For your convenience, below we have repeated your comments in italics followed by our supplemental response.
Exhibit (a)(1) — Offer to Exchange
1.	We note your indication in the Introduction and on page 9 that your future net cash flows were determined “based upon a review and analysis of the Company’s Proved Developed

Ms. Mara L. Ransom
May 15, 2006

Reserves by Wright & Company, Inc.” Clarify how this report was utilized in determining the Purchase Price considering the discounted cash flow as determined by Wright and reported in Exhibit (a)(5) appears to differ from the amounts you provide on page 10 in support of your discussion of how the Purchase Price was determined.
     As discussed below, the Wright & Company report’s conclusions about the discounted future net cash flows of the Company’s Proved Developed Reserves as of December 31, 2005 were used in calculating the Purchase Price, but in accordance with applicable provisions of the Company’s Limited Partnership Agreement (the “Partnership Agreement”), that discounted net cash flow information was subject to further adjustment. This additional adjustment accounts for the discrepancy between the two discounted cash flow numbers presented in the filing.
          The Purchase Price was based in part on the adjusted book value of the Company to the limited partners as of January 1, 2006 determined in accordance with the terms of the Partnership Agreement. The Partnership Agreement requires that the Company apply the accounting principles used in preparing its audited financial statements as of December 31, 2005 (the “2005 Financial Statements”) to determine such adjusted book value. For these purposes, adjusted book value is calculated by (i) adding the limited partners’ total equity from the 2005 Financial Statements to the “Standardized Measure of Discounted Future Net Cash Flows” (defined below) for the Company’s Proved Developed Reserves as presented in the footnotes to the 2005 Financial Statements and as adjusted without giving effect to any taxes, and (ii) deducting the carrying value of the Company’s oil and gas properties (cost less accumulated depreciation, depletion and amortization) as evaluated at December 31, 2005.
          The Standardized Measure of Discounted Future Net Cash Flows, as reported on page 10 of Exhibit (a)(1), was based on the Company’s review and analysis of its Proved Developed Reserves as of December 31, 2005. The information regarding such reserves was provided in the Wright & Company report. The Wright & Company report also included information about the future net cash flows of the Company’s Proved Developed Reserves as of December 31, 2005, and as required by the Partnership Agreement, such future net cash flows were discounted by Wright & Company at an annual rate of 10%. However, as discussed in the Wright & Company report’s introduction, that discounted cash flow figure was not further adjusted for federal income tax and excluded consideration of encumbrances against the Company’s properties, if any
     In accordance with the requirements of SFAS No. 69 (Disclosures about Oil and Gas Producing Activities) and the Partnership Agreement, the Company adjusted the cash flow data set forth in the Wright & Company report to reflect future income taxes, development costs, asset retirement obligations and salvage costs discounted at an annual rate of 10% (the “Standardized Measure of Discounted Future Net Cash Flows”). The calculation used to

Ms. Mara L. Ransom
May 15, 2006

determine the Standardized Measure of Discounted Future Net Cash Flows is consistent with the Company’s footnote disclosure in the 2005 Financial Statements regarding supplemental unaudited oil and gas information.
2.	On page 6 you indicate that each unitholder will receive the Purchase Price and will not receive any cash distributions on any tendered units, including any cash distributions to be paid after the April 3, 2006 distribution. Is the reason why holders of units will not receive any cash distributions because you do not anticipate making any? Otherwise, it would seem to be inappropriate to indicate that the holders of Units will not be entitled to such distributions. Please revise to clarify.
     The Company has revised Amendment No. 1 in response to this comment.
Section 11. Certain Federal Income Tax Consequences, page 21
3.	You refer to this discussion as a summary of “certain of the material federal income tax consequences of a Unitholder’s acceptance of this Offer.” Considering this discussion should be a discussion of the material tax consequences of the Offer, and not just “certain” of them, please revise the discussion and header to refer to the material tax consequences of the Offer.
     The Company has revised Amendment No. 1 in response to this comment.
     I hope the foregoing has been responsive to your comments. Accordingly, it would be greatly appreciated if you could advise the undersigned at (216) 622-8522 at your earliest convenience if the foregoing responses are acceptable or if any additional comments will be forthcoming. Thank you.
Very truly yours,
/s/ Varnesh Sritharan
Varnesh Sritharan

cc:	William Siskovic Michael D. Phillips

EXHIBIT A
See attached.

ACKNOWLEDGMENT
          Everflow Eastern Partners, L.P. (the “Company”) hereby acknowledges the following with regard to its Schedule TO-I filed on April 28, 2006 and any amendments that may be filed thereto (collectively, the “Filings”):
1.	the Company is responsible for the adequacy and accuracy of disclosure in the Filings;

2.	comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) or changes to the Filings in response to Staff comments do not foreclose the SEC from taking any action with respect to the Filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

EVERFLOW EASTERN PARTNERS, L.P.

By:	EVERFLOW MANAGEMENT LIMITED, LLC
General Partner

By:	EVERFLOW MANAGEMENT CORPORATION
Managing Member

By:	/s/ William A. Siskovic

William A. Siskovic
Vice President and Secretary-Treasurer

Date:	May 15, 2006